Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Nutriband Inc.

Orlando, FL

As independent registered public accountants, we hereby consent to the use of our report dated April 2, 2021, with respect to the consolidated financial statements of Nutriband Inc. and subsidiaries as of and for the years ended January 31, 2021 and 2020 in this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 relating to the registration of up to 141,828 shares, of which 46,828 shares were issued in recent private placements, and 95,000 shares relate to the resale of shares that are issuable upon the exercise of certain outstanding warrants (“warrants”) issued in such private placements, or the warrant shares. We also consent to the reference of our firm under the caption “Experts” in this registration statement.

/s/ Sadler, Gibb & Associates, LLC

Draper, UT

October 21, 2021